Exhibit 99.1





Alcon®

Seeing Beyond Today





Second Quarter 2006 Webcast
July 25, 2006

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on July 25, 2006, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; losses from litigations; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 15, 2006, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com.

Management Presentation by

Cary Rayment
Chairman , President & CEO

Jacqualyn Fouse
Senior Vice President
Chief Financial Officer & Corporate Strategy

Business Overview

Cary Rayment
Chairman, President & CEO

Second Quarter Financial Highlights

	Q2 06	Q2 05	Growth
Global Sales	$ 1,310.8	$ 1,172.0	11.8%
Net Earnings	$ 465.6	$ 325.0	43.3%
Diluted EPS	$ 1.50	$ 1.04	44.2%

(dollars in millions, except per share amounts)

Pharmaceutical Sales

	2006	2005	Reported Growth	Constant Currency
Q2	$ 559.5	$ 502.6	11.3%	11.1%
YTD	$ 1,034.6	$ 934.6	10.7%	11.3%

- **Glaucoma franchise increased 12.0% in Q2**
  - **Travatan® share gains led to 19.8% growth**
  - **Azopt® Rx's rose in US due to role as adjunctive therapy**

- **Vigamox® leads the category and is growing share in US**

- **Nevanac™ gained 21% of US NSAID market in 9 months**
  - **US NSAID market growing 19% since launch**

- **CiproDex® led otic franchise to 20.0% growth in Q2**

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

(dollars in millions)

Alcon®

6

Key Brand Development

May 2006 YTD US Rx Growth	Brand Rx Growth %	Market Growth %
Travatan	20.0%	6.4%
Azopt	17.3%	(4.2%)
Vigamox	21.0%	11.4%
TobraDex	2.6%	4.8%
Nevanac	n/a	18.6%
Patanol	5.1%	7.4%
CiproDex	16.1%	(0.5%)
Total Otic	6.3%	(0.5%)

Alcon®

Surgical Sales

	2006	2005	Reported Growth	Constant Currency
Q2	$ 567.4	$ 520.8	8.9%	9.1%
YTD	$ 1,092.6	$ 1,009.1	8.3%	10.0%

- **AcrySof® IOL franchise increased 18.0% in Q2**
  - IOL units grew 9.7%, much faster than underlying market
  - AcrySof® IQ and AcrySof® Natural rose 39.4%
  - AcrySof® ReSTOR® gained 15% Q2 over Q1

- **Infiniti® shipped 400+ units in Q2, representing +30% growth over Q205 and +60% over Q106**

- **Shift to premium 25 gauge instruments supporting healthy gains in vitreoretinal category**

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

(dollars in millions)

Market Leader in Cataract/Refractive ASCs



Alcon is the cataract share leader in hospitals _AND_ ASCs

Legend: Alcon, AMO, B&L, Other

Categories: Total Market, Hospital, ASC

SOURCE: Market Scope Annual Cataract Surgeon Report (June 2006)

Consumer Products Sales

	2006	2005	Reported Growth	Constant Currency
Q2	$ 183.9	$ 148.6	23.8%	23.5%
YTD	$ 340.7	$ 298.8	14.0%	14.5%

- OPTI-FREE® RepleniSH® has gained 12 share points since launch, half before the ReNu* MoistureLoc* withdrawal

- ReNu* MoistureLoc* withdrawal has significantly benefited OPTI-FREE® franchise

- Artificial tears lines continue to grow in mid-teens led by Systane®

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. *ReNu and MoistureLoc are registered trademarks of Bausch & Lomb.

(dollars in millions)

Financial Review

Jacqualyn Fouse

**Senior Vice President
Chief Financial Officer & Corporate Strategy**

Q2 2006 Income Statement Detail

	Q2 06	% of Sales	Q2 05	% of Sales
Sales	$ 1,310.8		$ 1,172.0	
Gross Profit	$ 985.5	75.2%	$ 884.3	75.5%
SG & A	$ 264.8	20.2%	$ 341.8	29.2%
R & D	$ 124.3	9.5%	$ 100.8	8.6%
Operating Income	$ 575.8	43.9%	$ 419.8	35.8%

(dollars in millions)

Q2 YTD 2006 Income Statement Detail

	YTD 06	% of Sales	YTD 05	% of Sales
Sales	$ 2,467.9		$ 2,242.5	
Gross Profit	$ 1,854.4	75.1%	$ 1,666.2	74.3%
SG & A	$ 651.5	26.4%	$ 678.3	30.2%
R & D	$ 243.6	9.9%	$ 199.3	8.9%
Operating Income	$ 918.2	37.2%	$ 746.6	33.3%

(dollars in millions)

Adjusted Earnings Growth

	Q2 06	Q2 05	Q2 06 YTD	Q2 05 YTD
Net Earnings - Reported	$ 465.6	$ 325.0	$ 761.3	$ 574.5
Less: EYE Settlement[1]	-99.1		-97.5	
Plus: Share Based Comp[1]	12.5		33.6	
Net Earnings – Adjusted[2]	$ 379.0	$ 325.0	$ 697.4	$ 574.5
Growth	16.6%		21.4%	
Diluted EPS - Reported	$ 1.50	$ 1.04	$ 2.45	$ 1.85
Less: EYE Settlement[1]	-0.32		-0.32	
Plus: Share Based Comp[1]	0.04		0.11	
Diluted EPS – Adjusted[2]	$ 1.22	$ 1.04	$ 2.24	$ 1.85
Growth	17.3%		21.1%	

[1]Amounts are shown after income taxes.

[2]Adjusted Net Earnings and Diluted EPS are non-GAAP measures and are provided to give investors a more accurate picture of growth in earnings for the period.

(dollars in millions, except per share amounts)

Share-Based Compensation Expenses

	Q2 06 Actual	Q2 06 YTD Actual
COGS	$ 3.6	$ 5.8
SG&A	9.6	28.9
R&D	4.9	14.7
Tax effect	(5.6)	(15.8)
Total Impact to Net Earnings	$ 12.5	$ 33.6
EPS Impact	$ 0.04	$ 0.11

(dollars in millions, except per share amounts)

Reported Tax Rate vs. "Base" Rate

	Q2 06 YTD	2005	2004
Reported Effective Tax Rate	18.5%	22.6%	22.6%
Total Net Impact of "Non-structural" Items	3.0%	2.5%	5.2%
"Base" Effective Tax Rate	21.5%	25.1%	27.8%

* "Base" effective tax rate is a non-GAAP measure presented to give investors a better comparison of income taxes between years.

Balance Sheet Highlights

	6/30/06	12/31/05
Short and Long Term Borrowings	**$ 902.8**	**$ 1,083.4**
Cash and Cash Equivalents	**$ 1,237.6**	**$ 1,457.2**
Consolidated S/H Equity	**$ 2,739.6**	**$ 2,556.1**
A/R Change (From 12/31/05)	**24.2%**	**N/A**
Inventory Change (From 12/31/05)	**5.5%**	**N/A**

(dollars in millions)

2006 Outlook

2006 Full Year Financial Guidance

- **Sales range from $4.85 to $4.90 billion**

  – **Global growth across major product lines**

  – **Share gains from recent product launches**

  – **Continued faster growth in emerging markets**

  – **Higher contact lens care sales**

- ***AcrySof*® *ReSTOR*® sales to exceed $100 million**

2006 Full Year Financial Guidance

- **Reported EPS expected to be $4.45 to $4.55**
  - Higher gross margin from product mix and production efficiencies
  - Lower effective tax rate in range of 19% to 20% for full year
  - Includes negative impact of $0.17 per share for share-based compensation expense in 2006
  - Includes $0.32 positive impact of AMO settlement

- **Represents increase of $0.10 from last quarter**





Alcon®

Seeing Beyond Today



